Exhibit 99.10

Execution Version

RIGHT OF FIRST OFFER AGREEMENT

AMONG

ROUST TRADING LTD.

AND

THE OTHER PARTIES HERETO

Dated as of April 23, 2012

RIGHT OF FIRST

OFFER AGREEMENT

This RIGHT OF FIRST OFFER AGREEMENT (this “Agreement”) is made as of the 23rd day of April, 2012, by and among (i) Roust Trading Ltd., a Bermuda company, with its registered office at 25 Belmont Hills Drive, Warwick WK 06, Bermuda (the “Investor”), (ii) WVC 2007 Family LLC, a Delaware limited liability company and William V. Carey as trustee of The William V. Carey Revocable Trust (collectively, the “Holders” and each, a “Holder”) and (iii) Central European Distribution Corporation, a Delaware corporation, with its registered office at 1013 Centre Road, Wilmington, New Castle County, Delaware 19805 (the “Company”). This Agreement shall become effective upon the occurrence of, and is subject to, the Second Closing (as such term is defined in the Securities Purchase Agreement, dated as of the date hereof (as it may be amended from time to time in accordance with its terms, the “Securities Purchase Agreement”)) (the “Effective Date”); provided, that, notwithstanding the foregoing, the provisions contained in Section 6 of this Agreement shall be effective on the date hereof.

WHEREAS, on the date hereof, the Holders are collectively the beneficial owners of 4,006,846 shares of Common Stock of the Company, par value $0.01 per share (“Common Stock”);

WHEREAS, the Investor and the Company are entering into the Securities Purchase Agreement, dated as of the date hereof, providing for the issuance by the Company of Common Stock and certain notes to Investor or an affiliate thereof, the issuance of certain other notes to Investor or an affiliate of Investor (the proceeds of which will be used by the Company to repurchase the Company’s 3.00% Convertible Senior Notes due 2013 held by Investor or an affiliate of Investor) and the provision of a support arrangement by Investor or an affiliate of Investor to the Company in respect of the Company’s 3.00% Convertible Senior Notes due 2013 not held by Investor or an affiliate thereof, each on the terms and subject to the conditions set forth in the Securities Purchase Agreement; and

WHEREAS, as a condition to the willingness of the Investor to enter into the Securities Purchase Agreement, the Investor has required that the Holder and the Company agree, and in order to induce the Investor to enter into the Securities Purchase Agreement the Holder and the Company are willing, to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any specified Person, (a) any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person (for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise) and (b) with respect to any natural Person, any member of the immediate family of such natural Person.

“business day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the City of New York, USA, Warsaw, Poland, or Moscow, Russia.

“Capital Stock” means shares of Common Stock and any other equity or equity-linked securities of the Company (whether now outstanding or hereafter issued in any context).

“Person” means an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity.

“Transfer” means any direct or indirect sale or disposition of any Transfer Stock (or any interest therein), provided, however, that a Transfer shall not include any pledge, charge, security interest, or other encumbrance of any Transfer Stock made or entered into by a Holder in connection with any bona fide commercial loan or other commercial financing arrangement entered into by that Holder or any Affiliate of that Holder and, provided further, however, that a Transfer shall not include a tender by a Holder into an offer for all of the outstanding Common Stock.

“Transfer Stock” means those shares of Capital Stock owned by any Holder, or issued to or acquired by any Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization or the like, or in connection with the exercise of any stock option or similar equity incentive arrangement), but does not include the Unrestricted Stock.

“Unrestricted Stock” means 1,001,712 shares of the Company’s Common Stock that are currently held by the Holders.

2. Right of First Offer.

2.1 Notice. Subject to Section 3 below, if one or more Holders (or its Permitted Transferee) proposes to initiate a Transfer (a “Proposed Transfer”), such Holder(s) must first deliver to the Investor prior written notice of the intent to do so (the “Proposed Transfer Notice”) specifying (i) the amount of the Transfer Stock proposed to be Transferred in the Proposed Transfer (the “Offered Stock”) and (ii) a proposed price that the Investor (or an Affiliate thereof) may purchase the Offered Stock from such Holder(s) or Permitted Transferee (“ROFO Price”). Such Proposed Transfer Notice shall be treated as confidential by the Investor and shall not be disclosed to any other Person.

2.2 Exercise. The Investor shall have the right (the “Right of First Offer”), but not the obligation, to offer to purchase all (but not less than all) of the Offered Stock. If (i) the ROFO Price is less than $25,000,000, the Investor (or a designated Affiliate thereof) shall have a period of five (5) business days from the date the Proposed Transfer Notice is received and (ii) if the ROFO Price is equal to or exceeds $25,000,000, the Investor (or a designated Affiliate thereof) shall have a period of ten (10) business days from the day that the Proposed Transfer Notice is received (the applicable period described in clauses (i) and (ii) above, the “Investor Notice Period”) to irrevocably and unconditionally (elect (subject only to the consent of the Company described in Section 2.3 below and the closing of such purchase occurring in accordance with Section 2.6 below) to exercise its Right of First Offer to purchase all (but not less than all) of the Offered Stock at the ROFO Price, payable in cash at closing, by delivering to the applicable Holder(s) a written notice of such election (the “ROFO Notice”).

2.3 Unexercised Right of First Offer. If, upon receipt by the Investor of a Proposed Transfer Notice, the Investor (or a designated Affiliate thereof) does not deliver a ROFO Notice with respect to such Proposed Transfer Notice within the applicable Investor Notice Period, then the applicable Holder(s) shall be free (i) if the ROFO Price is less than $25,000,000, for a period of ten (10) business days following the end of the Investor Notice Period, and (ii) if the ROFO Price is equal to or exceeds $25,000,000, for a period of twenty (20) business days, in the case of each of clauses (i) and (ii) above, to consummate a Transfer of such Offered Stock to any Person at or above the ROFO Price; provided, that if any such Transfer referred to in this Section 2.3 is not consummated within the applicable timeframe described in this Section 2.3, such Transfer shall again become subject to the Right of First Offer on the terms set forth herein.

2.4 Company Consent; Transfer. Upon delivery of the ROFO Notice to the applicable Holder(s), the applicable Holder(s) shall forward the ROFO Notice to the Company (attention of its Board of Directors c/o Lead Director). Upon delivery of the ROFO Notice to the Company (attention of its Board of Directors c/o Lead Director), the Company’s Board of Directors shall have three (3) business days to notify the Investor and the Holders as to whether the Company’s Board of Directors consents to the Transfer, such consent not to be unreasonably withheld, delayed or conditioned (the “Company Consent”); provided, that if no such notice is received by the Investors and the Holders prior to the end of such period, the Company Consent to such Transfer shall be deemed to have been given for all purposes hereunder and otherwise and no additional consent of the Company or its Board of Directors shall be required. If the Company Consent is obtained (or deemed obtained), the Investor (or a designated Affiliate thereof) and the applicable Holder(s) shall consummate the Proposed Transfer of the Offered Stock set forth in the ROFO Notice at the ROFO Price. In connection with the consummation of any Transfer of Offered Stock to the Investor pursuant to this Section 2, the applicable Holder(s) shall make the representations and warranties included on Schedule I hereto for the benefit of the Investor (or a designated Affiliate thereof).

2.5 Non-Receipt of Company Consent. Upon delivery to the Company (attention of its Board of Directors c/o Lead Director) of the ROFO Notice, if the Company Consent is denied in compliance with this Agreement, then the applicable Holder(s) shall be free to consummate a Transfer of such Offered Stock to any Person within (i) if the ROFO Price is less than $25,000,000, ten (10) business days and (ii) if the ROFO Price is equal to or exceeds $25,000,000, twenty (20) business days, in the case of each of clause (i) and (ii), following the Company providing notice to the Investor and the Holders that it will not give Company Consent; provided, that if such Transfer is not consummated within the applicable the applicable timeframe described in this Section 2.5, such Transfer shall again become subject to the Right of First Offer on the terms set forth herein.

2.6 Closing. In connection with the consummation of any Transfer of Offered Stock pursuant to this Section 2, the applicable Holder(s) will deliver the certificates evidencing the Transfer Stock (if any) to be Transferred, duly endorsed, or with stock (or equivalent) powers duly endorsed, for transfer with signature guaranteed, free and clear of any liens or encumbrances, with any stock (or equivalent) transfer tax stamps affixed, against delivery of the applicable consideration. The closing of the Transfer of Offered Stock to the Investor shall take place, and all payments from the Investor (or a designated Affiliate thereof) shall have been delivered to the applicable Holder(s), by (i) ten (10) business days after delivery of the ROFO Notice if the ROFO Price is less than $25,000,000 and (ii) twenty (20) business days after delivery of the ROFO Notice if the ROFO Price is equal to or exceeds $25,000,000.

3. Exempt Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to a Transfer to a Permitted Transferee (as defined below); provided, that (i) the applicable Holder delivers written notice to the Investor and the Company of such Transfer within five (5) business days of such Transfer specifying the amount of Transfer Stock that was transferred, (ii) such shares of Transfer Stock at all times remain subject to the terms and restrictions set forth in this Agreement and (iii) such Permitted Transferee, as a condition to such Transfer, delivers a counterpart signature page to this Agreement to the Investor as confirmation that such Permitted Transferee shall be bound by all the terms and conditions of this Agreement as a “Holder” (but only with respect to the Transfer Stock so transferred to the Permitted Transferee). A “Permitted Transferee” means, with respect to this Agreement and with respect to any Person, an Affiliate of such Person.

4. No Contrary Transfer; Change in Common Stock. The Holders shall not request that the Company register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Transfer Stock, and the Company shall not recognize any such Transfer, unless such Transfer is made in compliance with this Agreement. Any Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio. The Company shall (i) inform the Investor in writing of any requests to Transfer (book-entry or otherwise) any certificate or uncertified interest representing any of the Transfer Stock for and (ii) instruct its transfer agent to impose transfer restrictions to enforce the provisions of this Agreement until this Agreement is terminated pursuant to Section 6.

5. Exemption from Poison Pill. If the Company Consent is provided (or deemed to have been provided pursuant to Section 2.4(a) above), the Company shall (i) take all actions necessary to approve any purchase of Transfer Stock by the Investor (or a designated Affiliate thereof) pursuant to this Agreement in order not to (A) cause the Investor to constitute an “Acquiring Person” under the Rights Agreement by and between the Company and American Stock Transfer & Trust Company, LLC, dated September 6, 2011 or (B) otherwise trigger any rights under any other “poison pill” or similar agreement or plan of the Company or any of its direct or indirect subsidiaries and (ii) take all commercially reasonable actions where the effect of such actions (in and of itself and without the act of any third-party) would be to cause any takeover, anti-takeover, moratorium, “fair price,” “control share” or other similar law applicable to the Company that has been specified by the Investor to the Company in writing not to apply to any purchase of Transfer Stock by the Investor pursuant to Section 2.

6. Miscellaneous.

6.1 Restrictions on Transfer. Prior to the Effective Date, the Holders shall not Transfer to any Person (other than a Permitted Transferee in accordance with Section 3) any shares of Transfer Stock and, after the Effective Date, for such time when this Agreement is in effect, no Holder shall Transfer to any Person any shares of Transfer Stock except in compliance with the terms of this Agreement.

6.2 Term; Termination. This Agreement shall automatically terminate upon the earliest of (i) such time when William Carey ceases to be a director or employee of the Company or any of its subsidiaries; (ii) the failure of the Company to obtain the Company Stockholder Approval (as such term is defined in the Securities Purchase Agreement); (iii) the Investor and its Affiliates collectively cease to own twenty percent (20%) of the issued and outstanding, voting Capital Stock of the Company after the Effective Date; (iv) the termination of the Securities Purchase Agreement by any party thereto in accordance with its terms; (v) a failure by the Investor to perform its obligations under the Backstop Notes pursuant to Section 2.6 of the Securities Purchase Agreement or its obligation to consummate a closing of the purchase of the Offered Stock pursuant to Section 2.6; and (vi) five (5) years following the Effective Date.

6.3 Effect of Termination. In the event of termination of this Agreement pursuant to Section 6.2, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, that no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination.

6.4 Ownership. Each Holder represents and warrants that such Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares.

6.5 Entire Agreement; Assignment.

(a) This Agreement and the agreements referred to herein constitute the entire understanding and agreement among the parties hereto with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(b) Subject to Sections 6.5(c), (d) and (e) below, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(c) Notwithstanding anything herein to the contrary, the rights of the Investor hereunder are assignable by the Investor to any Affiliate of the Investor without the Holders and/or the Company’s written consent; provided, that (i) any assignment by the Investor to an Affiliate of the Investor shall not relieve the Investor of any liability or obligation hereunder and (ii) the prior written consent of the Holders shall be required in connection with the assignment of the Investor’s right to receive a Proposed Transfer Notice under Section 2.1 above and the Investor’s right to elect to deliver a ROFO Notice under Section 2.2 above.

(d) Except in connection with an assignment by the Company by operation of law to an acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

(e) The rights and obligations of the Holders hereunder may not be assigned without the prior written consent of the Investor.

6.6 Amendments. This Agreement may not be amended, altered, supplemented, waived or otherwise modified except upon the execution and delivery of a written agreement executed by the Investor and holders of a majority of the Transfer Stock and, if the amendment affects the Company, the Company.

6.7 Notices. Any notice, request, claim, demand and other communication required to be given hereunder shall be in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to any Investor, to it at:

Roust Trading Ltd.

25 Belmont Hills Drive

Warwick WK 06, Bermuda

Attention:            Wendell M. Hollis

with a copy to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attention:            James Myers and Christopher Comeau

Facsimile:            +1 (617) 951-7050

If to any Holder, to it at:

Central European Distribution Corporation

Bobrowiecka 6

00-728 Warsaw

Poland

Attention:            William V. Carey

Facsimile:            +48 22 456 60 01

with a copy to:

Fulbright & Jaworski L.L.P.

666 Fifth Avenue

New York, New York 10103-3198

United States

Attention:            Philip J. Michaels

Facsimile:            +1 (212) 318-3400

If to the Company, to it at:

Central European Distribution Corporation

Bobrowiecka 6

00-728 Warsaw

Poland

Attention:            William V. Carey

Facsimile:            +48 22 456 60 01

with a copy to:

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank St., Canary Wharf

London E14 5DS

UK

Attention:            Scott Simpson, Esq.

Facsimile:            +44 20 7519 7070

and

Dewey & LeBoeuf

No. 1 Minster Court

Mincing Lane

London EC3R 7YL

UK

Attention:            Frank Adams, Esq.

Facsimile:            +44 20 7459 5900

and, subject to the provision in this Section 6.7 above, such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this Section 6.7; provided, that such notification shall only be effective on the date specified in such notice or two business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

6.8 Governing Law.

(a) This Agreement shall be governed by and construed in accordance with the internal procedural and substantive laws of the State of New York without regard to any conflicts of laws concepts which would apply the substantive law of some other jurisdiction.

(b) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the United States District Court and other courts of the United States of America located in the State of New York and the state courts in the State of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

6.9 Specific Performance. Each of the parties hereto acknowledges and agrees that damages will not be an adequate remedy for any material breach or violation of this Agreement if such material breach or violation would cause immediate and irreparable harm (an “Irreparable Breach”). Accordingly, in the event of a threatened or ongoing Irreparable Breach, , without the necessity of posting a bond or providing an undertaking, each party hereto shall be entitled to equitable relief of a kind appropriate in light of the nature of the ongoing or threatened Irreparable Breach, which relief may include, without limitation, specific performance or injunctive relief. Such remedies shall not be the parties’ exclusive remedies, but shall be in addition to all other remedies provided in this Agreement.

6.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission or by scan and exchange of signatures by email.

6.11 Certain Matters of Construction. In addition to the definitions referred to herein (i) the words “hereof”, “herein”, “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement shall include all subsections thereof; (ii) the word “including” shall mean including, without limitation; (iii) definitions shall be equally applicable to both nouns and verbs and the singular and plural forms of the terms defined; and (iv) the masculine, feminine and neuter genders shall each include the other.

6.12 Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

6.13 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

6.14 Further Assurances. From time to time, at the other party’s request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

6.15 Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party hereto shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

6.16 No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

6.17 No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any Person who or which is not a party hereto.

6.18 Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the cost or expense.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Right of First Offer Agreement as of the date first written above.

HOLDERS:	WVC 2007 FAMILY LLC

	By:	/s/ William V. Carey
	Name:	William V. Carey
	Title:	President

THE WILLIAM V. CAREY REVOCABLE TRUST

	By:	/s/ William V. Carey
	Name:	William V. Carey
	Title:	President

INVESTOR:	ROUST TRADING LTD.

	By:	/s/ Wendell M. Hollis
	Name:	Wendell M. Hollis
	Title:	Director

	By:	/s/ Dana Bean
	Name:	Dana Bean
	Title:	Secretary

COMPANY:	CENTRAL EUROPEAN DISTRIBUTION CORPORATION

	By:	/s/ William V. Carey
	Name:	William V. Carey
	Title:	President

Schedule I

Holder Representations and Warranties

1. Each Holder who is a natural person is competent and has all legal capacity, requisite power and authority to make the representations and warranties below and to execute this agreement and perform his or her obligations thereunder. Each Holder that is not a natural person has been duly organized, and is validly existing and in good standing, under the laws of its jurisdiction of formation, has all requisite power and authority to make the representations and warranties below and to perform its obligations under this agreement. This agreement have been duly executed and delivered by the Holder and this agreement is the legal, valid and binding obligation of the Holder enforceable against it in accordance with the terms hereof.

2. The Holder is the record and beneficial owner of the Offered Stock. The Offered Stock and any certificates representing the Offered Stock are now owned by the Holder and held by the Holder, or by a nominee or custodian for the sole and exclusive benefit of the Holder, free and clear of any and all liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions on title or transfer of any nature whatsoever (“Encumbrances”), except for any Encumbrances created by this Right of First Offer Agreement.

3. The stock certificates, stock powers, endorsements, assignments and other instruments to be executed and delivered by the Holders to the Investor at the closing of the Transfer of Offered Stock will be valid and binding obligations of the Holder, enforceable in accordance with their respective terms, and will effectively vest in the Investor good, valid and marketable title to, and ownership of, all the Offered Stock to be transferred to Investor pursuant to and as contemplated by this Right of First Offer Agreement free and clear of all Encumbrances.